08025448

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNION SQUARE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CALIFORNIA STREET Ste 250
(No. and Street)

SAN FRANCISCO CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD R. SMITH 415-501-8027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARMANINO McKENNA LLP
(Name – *if individual, state last, first, middle name*)

12667 ALCOSTA BLVD. SAN RAMON CA 94583
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD R. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNION SQUARE ADVISORS LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward R. Smith
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of San Francisco)

On Feb. 25, 2008 before me, Beth Hauskens
(insert name and title of the officer)

personally appeared Edward Rife Smith,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BETH HAUSKENS
COMM. #1547693
Notary Public - California
San Francisco County
My Comm. Expires Jan. 28, 2009

Signature [signature] (Seal)

UNION SQUARE ADVISORS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Armanino McKenna LLP

Certified Public Accountants & Consultants

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Union Square Advisors LLC
San Francisco, California

We have audited the accompanying balance sheet of Union Square Advisors LLC as of December 31, 2007, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Square Advisors LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 15, 2008

UNION SQUARE ADVISORS LLC
Balance Sheet
December 31, 2007

ASSETS

Assets	
Cash and cash equivalents	$ 4,055,008
Other receivables	83,815
Prepaid expenses	66,670
Property and equipment, net	192,176
Intangibles, net	6,572
Other assets	229,076
Total assets	$ 4,633,317

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 50,893
Accrued expenses	2,688,321
Deferred rent	339,656
Total liabilities	3,078,870
Commitments and contingencies (Note 6)	
Member's equity	1,554,447
Total liabilities and member's equity	$ 4,633,317

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC

Statement of Operations

For the Year Ended December 31, 2007

Revenue	
Other income	$ 35,000
Total revenue	35,000
Expenses	
Compensation and benefits	3,660,702
Professional fees	762,381
Occupancy and related	724,729
Travel and lodging	317,521
Meals and entertainment	50,173
Depreciation and amortization	31,380
Insurance	17,979
Licensing and filing fees	16,268
Postage and shipping	12,821
Advertising	10,188
Bank service charges	1,751
Other expenses, net	(530)
Total expenses	5,605,363
Loss from operations	(5,570,363)
Other income (expense)	
Interest and dividends	14,929
Interest expense	(61)
Total other income (expense), net	14,868
Loss before income taxes	(5,555,495)
Income tax provision	1,600
Net loss	$ (5,557,095)

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Member's Equity
For the Year Ended December 31, 2007

Member's equity at January 1, 2007	$ 11,285
Member contributions	7,118,199
Member distributions	(17,942)
Net loss	(5,557,095)
Member's equity at December 31, 2007	$ 1,554,447

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (5,557,095)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	30,952
Amortization	428
Deferred rent	112,496
Changes in operating assets and liabilities	
Other receivables	(83,815)
Prepaid expenses and other assets	(68,586)
Accounts payable	50,893
Accrued expenses	2,688,321
Net cash used in operating activities	(2,826,406)
Cash flows from investing activities	
Purchase of property and equipment	(223,128)
Purchase of intangible assets	(7,000)
Net cash used in investing activities	(230,128)
Cash flows from financing activities	
Member contributions	7,118,199
Member distributions	(17,942)
Net cash provided by financing activities	7,100,257
Increase in cash and cash equivalents	4,043,723
Cash and cash equivalents at beginning of year	11,285
Cash and cash equivalents at end of year	$ 4,055,008
Supplemental cash flow activity	
Cash paid for income taxes	$ 1,600
Cash paid for interest	$ 61

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors. The Company is a licensed FINRA broker/dealer in California and New York with offices in San Francisco and New York.

The Company provides customized mergers and acquisitions and private placement advice to growth companies.

Revenue recognition

Other income consists of a one-time payment received by all NASD members in conjunction with the merger of the regulatory operations of the NASD and New York Stock Exchange.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Other receivables

Other receivables consist of tenant improvement reimbursements due from the New York landlord. Management considers the balance to be fully collectible and no allowance for doubtful accounts has been recorded.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. There were no impairments as of December 31, 2007.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum state franchise tax and the LLC gross receipts fees, if applicable, would be reflected in the accompanying financial statements.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange ("SEC") Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $976,138 which was $688,251 in excess of its required net capital of $384,858. The Company's net capital ratio was 3.15 to 1.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under SEC Rule 15c3-3 (reserve requirements for brokers and dealers) as the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2007:

Computers and equipment	$143,865
Furniture and fixtures	12,720
Software	19,120
Leasehold improvements	47,423
	223,128
Less accumulated depreciation	(30,952)
	$192,176

Depreciation expense for 2007 was $30,952.

5. Intangible assets

Intangible assets consist of the following at December 31, 2007:

Registered domain name	$7,000
Less accumulated amortization	(428)
	$6,572

Amortization expense for 2007 was $428 and is expected to be $467 for each of the next five succeeding years.

6. Commitments and Contingencies

The Company leases office space located on 70 East 55th Street in New York under a non-cancelable operating lease, which expires on December 31, 2017, and office space located on One California Street in San Francisco under a non-cancelable operating lease, which expires on February 28, 2009. In addition, the Company leases certain office equipment. This lease expires on July 31, 2011.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31, 2007	
2008	$ 702,904
2009	525,357
2010	489,847
2011	482,143
2012	471,357
Thereafter	2,498,760
	$5,170,368

Rent expense for the 2007 was $337,572.

Letter of credit

At December 31, 2007, the Company has a $485,555 letter of credit in the favor of the New York office landlord. The letter of credit expires February 15, 2018.

Liquidity

As of the date of the independent auditors' report, the Company's cash and equivalents need to be augmented to meet its future objectives and obligations. In the event the Company is unable to generate sufficient revenues while controlling costs, it will likely need to obtain additional financing. If additional financing is required, there can be no assurance that such financing will be available on terms commercially acceptable to the Company. Failure to raise additional equity or borrowings may adversely impact the Company's ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution. The Company made no contributions during 2007.

SUPPLEMENTARY INFORMATION

UNION SQUARE ADVISORS LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of net capital		
Stockholder's equity at January 1, 2007		$ 1,554,447
Non-allowable assets		(578,309)
Net capital before haircut on securities position		976,138
Haircut on securities		-
Net capital		$ 976,138
Aggregate indebtedness		$ 3,078,870
Computation of net capital requirement		
Net capital requirement (12.5% of aggregate indebtedness)	(A)	$ 384,858
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 384,858
Excess net capital (net capital, less net capital requirement)		$ 591,280
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 668,251
Aggregate indebtedness to net capital		3.15

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2007.

UNION SQUARE ADVISORS LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2007

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Member of
Union Square Advisors LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Union Square Advisors LLC (the "Company") for the year ended December 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

END

February 15, 2008